EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2004

(Translation of original in Spanish)







CONTENTS

Report of independent auditors
Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements




      Ch$ - Chilean pesos
    ThCh$ - Thousands of Chilean pesos
      US$ - United States dollars
    ThUS$ - Thousands of United States dollars
       UF - Unidades de Fomento (Chilean government inflation-indexed monetary units)
       A$ - Argentine pesos
     ThA$ - Thousands of Argentine pesos
       R$ - Brazilian reals
     ThR$ - Thousands of Brazilian reals





[PricewaterhouseCoopers logo]

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, January 25, 2005

To the Shareholders and Directors
Embotelladora Andina S.A.



We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.









Luis Enrique Alamos O.
RUT:  7.275.527-8

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                                      At December 31,
                                             ------------------------------
              ASSETS                             2004              2003
---------------------------------------      ------------      ------------
                                                 ThCh$             ThCh$
CURRENT ASSETS
  Cash                                         13,826,989         9,579,370
  Time deposits                                 7,561,598         6,767,470
  Marketable securities (net)                  16,081,715        25,720,902
  Trade accounts receivable (net)              31,217,559        29,072,982
  Notes receivable (net)                       10,001,535        11,728,404
  Other receivables (net)                      16,274,670        14,017,641
  Notes and accounts receivable from
    related companies                              82,074                 -
  Inventories (net)                            20,717,573        20,182,359
  Recoverable taxes                             5,572,967         4,683,314
  Prepaid expenses                              1,892,602         2,187,216
  Deferred income taxes                                 -         1,382,778
  Other current assets                          9,092,734         5,690,442
                                              -----------       -----------
    Total current assets                      132,322,016       131,012,878
                                              -----------       -----------

PROPERTY, PLANT AND EQUIPMENT
  Land                                         14,277,192        14,522,927
  Buildings and improvements                   91,456,638        94,308,584
  Machinery and equipment                     217,520,647       228,020,894
  Other property, plant and equipment         180,840,046       179,132,218
  Technical reappraisal of property,
    plant and equipment                         1,944,052         1,944,052
  Accumulated depreciation                   (352,411,864)     (344,616,057)
                                             ------------      ------------
    Total property, plant and equipment       153,626,711       173,312,618
                                             ------------      ------------

OTHER ASSETS
  Investments in related companies             20,012,845        19,900,898
  Investments in other companies                   54,250           624,762
  Goodwill (net)                               83,815,110        90,178,751
  Long-term receivables                            46,948            62,912
  Notes and accounts receivable from
    related companies                              33,652            51,823
  Intangibles                                     444,897         2,934,497
  Amortization of intangibles                    (229,994)       (2,612,330)
  Other                                       189,604,765       184,594,878
                                             ------------      ------------
    Total other assets                        293,782,473       295,736,191
                                             ------------      ------------
    Total assets                              579,731,200       600,061,687
                                             ============      -===========

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS


                                                        At December 31,
LIABILITIES, MINORITY INTEREST                  ------------------------------
AND SHAREHOLDERS' EQUITY                            2004              2003
------------------------------------            ------------      ------------
                                                    ThCh$             ThCh$
CURRENT LIABILITIES
  Short-term bank liabilities                     18,426,322         5,334,402
  Current portion of long-term bank
    liabilities                                    1,920,943         2,049,084
  Current portion of bonds payable                13,282,248        13,392,542
  Dividends payable                                6,904,006         4,055,344
  Accounts payable                                33,635,007        32,691,155
  Notes payable                                        5,000            32,059
  Other creditors                                  2,906,499         3,033,138
  Notes and accounts payable to
    related companies                             10,305,520         9,936,384
  Provisions                                         319,138         3,416,866
  Withholdings                                    13,628,290        14,518,953
  Income taxes payable                             4,917,045         4,160,194
  Unearned income                                          -            35,162
  Deferred income taxes                              135,756                 -
  Other current liabilities                           10,000                 -
                                                ------------      ------------
    Total current liabilities                    106,395,774        92,655,283
                                                ------------      ------------

LONG-TERM LIABILITIES
  Long-term bank liabilities                      45,543,866        50,542,180
  Bonds payable                                  111,802,542       125,235,043
  Other creditors                                    164,532           234,421
  Other accrued liabilities                       16,949,693        12,035,592
  Deferred income taxes                              379,453         1,369,028
  Other long-term liabilities                      7,594,829         7,432,858
                                                ------------      ------------
    Total long-term liabilities                  182,434,915       196,849,122
                                                ------------      ------------

MINORITY INTEREST                                     51,881            49,318
                                                ------------      ------------

SHAREHOLDERS' EQUITY
  Paid-in capital                                191,027,986       191,027,986
  Other reserves                                  14,574,144        26,115,560
  Retained earnings from previous years           56,671,256        88,979,102
  Net income for the year                         40,158,726        16,148,413
  Interim dividends                              (11,583,482)      (11,763,097)
                                                ------------      ------------
    Total shareholders' equity                   290,848,630       310,507,964
                                                ------------      ------------
    Total liabilities, minority interest,
      and shareholders' equity                   579,731,200       600,061,687
                                                ============      ============

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME


                                                       For the years ended
                                                            December 31,
                                                    ---------------------------
                                                        2004           2003
                                                    -------------  ------------
                                                        ThCh$          ThCh$
OPERATING INCOME
  Net sales                                          413,754,219    396,527,668
  Cost of sales                                     (253,652,325)  (253,392,620)
                                                    ------------   ------------
    Gross profit                                     160,101,894    143,135,048
  Administrative and selling expenses                (97,215,835)   (94,243,059)
                                                    ------------   ------------
    Operating income                                  62,886,059     48,891,989
                                                    ------------   ------------

NON-OPERATING INCOME AND EXPENSE
  Financial income                                    23,316,793     31,633,668
  Share of income from unconsolidated affiliates         988,287      2,428,214
  Other non-operating income                           1,125,715      9,675,755
  Share of loss from unconsolidated affiliates                 -       (559,131)
  Amortization of goodwill                            (6,936,450)    (6,783,813)
  Financial expense                                  (19,140,483)   (20,479,724)
  Other non-operating expense                         (6,479,775)    (8,005,198)
  Price-level restatement                             (1,196,109)     1,355,247
  Exchange losses, net                               (10,457,832)   (40,970,616)
                                                    ------------   ------------
    Non-operating expense                            (18,779,854)   (31,705,598)
                                                    ------------   ------------

  Income before income tax and minority interest      44,106,205     17,186,391
  Income tax expense                                  (3,944,802)    (1,034,830)
                                                    ------------   ------------
    Income before minority interest                   40,161,403     16,151,561
  Income attributable to minority interest                (2,677)        (3,148)
                                                    ------------   ------------
Net income                                            40,158,726     16,148,413
                                                    ============   ============


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     For the years ended
                                                         December 31,
                                                 -----------------------------
                                                     2004            2003
                                                 ------------    -------------
                                                     ThCh$           ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
  Collection of trade receivables                 561,753,378      548,926,787
  Financial income received                        10,141,633       20,649,246
  Dividends and other distributions received        3,438,433                -
  Collection of other receivables                      24,262           31,776
  Payments to suppliers and personnel            (413,015,077)    (411,640,979)
  Interest paid                                   (17,050,183)     (17,650,038)
  Income tax payments                              (4,233,232)      (4,877,713)
  Other expenses                                      (19,445)         (23,795)
  VAT and other similar items paid                (70,751,079)     (61,319,251)
                                                 ------------     ------------
    Net cash provided by operating activities      70,288,690       74,096,033
                                                 ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings                                       60,090,409       52,920,211
  Other financing activities                            8,211                -
  Paid-out dividends                              (45,756,047)     (52,284,465)
  Loan payments                                   (46,879,365)     (55,793,281)
  Bonds payable                                   (11,262,121)      (5,738,468)
                                                 ------------     ------------
    Net cash used in financing activities         (43,798,913)     (60,896,003)
                                                 ------------     ------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
  Proceeds from sales of property, plant and
    equipment                                         855,778          951,991
  Proceeds from sales of other investments         22,435,555      153,145,209
  Additions to property, plant and equipment      (25,240,989)     (25,976,540)
  Permanent investments                            (8,768,814)               -
  Investments in financial instruments            (26,873,219)    (146,375,986)
                                                 ------------     ------------
    Net cash used in investing activities         (37,591,689)     (18,255,326)
                                                 ------------     ------------

    Net decrease in cash and cash equivalents     (11,101,912)      (5,055,296)

PRICE - LEVEL RESTATEMENT OF CASH
  AND CASH EQUIVALENTS                             (3,826,813)      (4,251,118)
                                                 ------------     ------------
NET DECREASE IN CASH AND CASH EQUIVALENTS         (14,928,725)      (9,306,414)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     42,067,742       51,374,156
                                                 ------------     ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR           27,139,017       42,067,742
                                                 ============     ============

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         For the years ended
                                                             December 31,
                                                       ------------------------
                                                           2004        2003
                                                       -----------  -----------
                                                           ThCh$       ThCh$
RECONCILIATION BETWEEN NET INCOME AND NET
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
  Net income                                            40,158,726   16,148,413
    Income on sales of assets:
    Loss (gain) on sale of property, plant and
      equipment                                            281,381     (199,635)
    Gain on sale of investments                                  -       (1,962)
    Gain on sale of other assets                            (5,255)     (17,225)

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES
  Depreciation                                          32,580,229   33,787,402
  Amortization of intangibles                              266,130      524,982
  Write-offs and provisions                              4,656,360    2,404,128
  Share of income from unconsolidated affiliates          (988,287)  (2,428,214)
  Share of loss from unconsolidated affiliates                   -      559,131
  Amortization of goodwill                               6,936,450    6,783,813
  Price-level restatement                                1,196,109   (1,355,247)
  Exchange losses, net                                  10,457,832   40,970,616
  Other credits to income that do not represent
    cash flows                                            (440,009)  (3,947,127)

CHANGES IN OPERATING ASSETS
  Increase in trade accounts receivable                 (3,121,819)  (5,868,086)
  Increase in inventories                               (2,110,263)  (3,671,807)
  Increase in other assets                             (18,515,278) (23,666,078)

CHANGES IN OPERATING LIABILITIES
  Increase (decrease) increase in accounts payable
    related to operating income                         (7,802,735)   2,180,186
  Increase (decrease) in interest payable                7,246,830   (5,164,303)
  Increase (decrease) increase in income taxes
    payable                                                714,349   (3,821,414)
  Increase in other accounts payable related
    to non-operating income                              3,076,147   15,235,761
  (Decrease) increase in valued added tax and other
     similar items                                      (4,300,884)   5,639,551
  Income attributable to minority interest                   2,677        3,148
                                                       -----------  -----------
    Net cash provided by operating activities           70,288,690   74,096,033
                                                       ===========  ===========

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                             AT DECEMBER 31, 2004



NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2004 and are compared to the same period in 2003.

b) General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.5% and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                                                                                     December 31,
    Tax                                                      December 31, 2004           2003
registration                                             --------------------------  ------------
   number                  Company name                  Direct   Indirect   Total      Total
------------    -----------------------------------      ------   --------  -------  ------------
0-E             Abisa Corp S.A.                           99.90      0.09    99.99       99.99
96842970-1      Andina Bottling Investments S.A.          99.90      0.09    99.99       99.99
96836750-1      Andina Inversiones Societarias S.A.       99.90      0.00    99.90       99.90
96972760-9      Andina Bottling Investments Dos S.A.      99.90      0.09    99.99       99.99
0-E             Complejo Industrial Pet S.A.               0.00     99.99    99.99       99.99
0-E             Embotelladora del Atlantico S.A.           0.00     99.99    99.99       99.99
96623640-K      Envases Multipack S.A.                     0.00     99.99    99.99       99.99
0-E             Rio de Janeiro Refrescos Ltda.             0.00     99.99    99.99       99.99
78536950-5      Servicios Multivending Ltda.              99.90      0.09    99.99       99.99
78861790-9      Transportes Andina Refrescos Ltda.        99.90      0.09    99.99       99.99
96648500-0      Vital S.A.                                 0.00     99.99    99.99       99.99


Other information

On December 30, 2002, our Brazilian subsidiary acquired 100% of the shares of Landon Industries Limited, a company constituted in the British Virgin Islands with a capital of US$ 1,000. On August 11, 2003, through a public deed Landon Industries Limited changed its name to RJR Investments Corp S.A. On August 18, 2004, the company increased its paid-in capital to US$ 22,000,000.

On March 21, 2003 at the general and extraordinary shareholders meeting of both Embotelladora del Atlantico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the "Preliminary Merger Agreement", which was effective as from January 1, 2003.

On May 23, 2003 the "Final Merger Agreement" was signed between EDASA and CIPET and registered in the Public Register of Commerce in the Province of Cordoba on October 14, 2003.

e) Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 2.5% for the period December 1, 2003 to November 30, 2004 (1.0% for the same period in 2003).

f) Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

                                             2004             2003
                                          ---------        ---------
                                             Ch$              Ch$

Unidades de Fomento           (UF)        17,317.05        16,920.00
United States dollars         (US$)          557.40           593.80
Argentine pesos               (A$)           187.11           202.66
Brazilian Real                (R$)           209.99           205.52

g) Marketable securities

Marketable securities includes investments in mutual funds, valued at the redemption value at year end.

h) Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or it's subsidiaries' warehouse. The costs of finished products include all production costs. Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate using the staff's length of service to their retirement date.

s) Deposits for containers

This is a liability constituted by cash guarantees paid by clients for containers delivered to them. The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results for all container guarantees received until January 31, 2001. these guarantees are not adjusted for price level restatements and have no expiration date, this the valuation of this liability considers the aforementioned seven year period.

After January 31, 2001, and for a period of five years counted from the invoice date, if a client would not restore all or part of the deposits for containers, the Company, without any further proceedings, may cash part or all of the deposit. The effect of this operation is recorded under the Company's operating results.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t) Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u) Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v) Computer software

Software currently in use correspond to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers.

x) Consolidated statement of cash flows

The Company has defined investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES

The composition of the balance at December 31, 2004 was as follows:

                                  2004              2003
                               -----------       -----------
                                  ThCh$             ThCh$

Bonds                           10,331,285                 -
Mutual funds                             -           370,050
Investment funds                 5,750,430        25,350,852
                               -----------       -----------
  Total                         16,081,715        25,720,902
                               ===========       ===========

a)   Bonds

                                                                                           2004
                                                                              --------------------------------
                                          Date                                     Accounting
        Fixed                  ---------------------------        Par         -------------------     Market
        income                   Purchase       Maturity         value          Amount      Rate      value
------------------------       ------------    -----------    -----------     -----------   -----   -----------
                                                                 ThCh$           ThCh$        %         ThCh$
CMPC bond                      Oct 31-2003     Jun 15-2005      5,578,770       5,578,770   7.375     5,727,778
CEMEX credit linked note       Dec 18-2002     Dec 15-2005        930,714         930,714   5.850       930,808
CEMEX credit linked note       Dec 24 -2001    Dec 18-2005      3,821,801       3,821,801   5.850     3,822,187
                                                              -----------     -----------           -----------
                                                               10,331,285      10,331,285            10,480,773
                                                              ===========     ===========           ===========

b)   Investment funds

                                                                                                         2004
                                                                                                      ----------
                                                                                                         ThCh$
Citi Institutional Liquid
  reserves limited                                                                                     5,750,430
                                                                                                      ==========

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

The portfolio of receivables, 95.7% corresponding to the drinks business and 4.3% to the container business. The receivables had a turnover equivalent to
10.09 times (9.81 times in 2003). Details of receivables are as follows:


                                                                    Current
                                 -----------------------------------------------------------------------------
                                                         More than 90 days
                                       Up to 90 days        up to 1 year                  Total Current (net)      Long term
                                 ---------------------  -------------------              ---------------------  -----------------
            Caption                 2004       2003       2004      2003      Subtotal     2004       2003       2004      2003
-------------------------------  ---------- ----------  --------- ---------  ----------  ---------- ----------  -------   -------
                                    ThCh$     ThCh$       ThCh$     ThCh$      ThCh$        ThCh$     ThCh$      ThCh$     ThCh$
Trade receivables                31,129,562 27,316,566  2,029,105 1,756,416  33,158,667  31,217,559 29,072,982        -         -
Allowance for doubtful accounts           -          -          -         -   1,941,108           -          -        -         -
Notes receivable                  9,977,775 10,560,341  1,439,721 1,168,063  11,417,496  10,001,535 11,728,404        -         -
Allowance for doubtful accounts           -          -          -         -   1,415,961           -          -        -         -
Other receivables                15,806,916 12,793,998    542,478 1,223,643  16,349,394  16,274,670 14,017,641   46,948    62,912
Allowance for doubtful accounts           -          -          -         -      74,724           -          -        -         -
                                                                                                                -------   -------
  Total long-term receivables                                                                                    46,948    62,912
                                                                                                                =======   =======


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable

    Tax                                         Short-term      Long-term
registration                                  --------------  --------------
   number             Company                  2004    2003    2004    2003
------------  ---------------------------     ------  ------  ------  ------
                                              ThCh$   ThCh$   ThCh$   ThCh$
         0-E  Centralli Refrigerante S.A.     82,074       -       -       -
96.714.870-9  Coca Cola de Chile S.A.              -       -  33,652  51,823
                                              ------  ------  ------  ------
  Total                                       82,074       -  33,652  51,823
                                              ======  ======  ======  ======

b) Notes and accounts payable

    Tax                                        Short-term          Long-term
registration                              ---------------------  --------------
   number             Company                2004       2003      2004    2003
------------  --------------------------- ----------  ---------  ------  ------
                                             ThCh$      ThCh$    ThCh$   ThCh$
86.881.400-4  Envases CMF S.A.             4,014,645  2,978,272       -       -
         0-E  Recofarma Industrias
                do Amazonas Ltda.          3,609,449  2,321,141       -       -
96.705.990-0  Envases Central S.A.         1,063,912    652,448       -       -
96.714.870-9  Coca Cola de Chile S.A.        562,271  2,895,764       -       -
         0-E  Coca Cola de Argentina S.A.    534,153    515,566       -       -
         0-E  Cervejarias Kaiser S.A.        295,644    573,193       -       -
89.996.200-1  Envases del Pacifico S.A.      225,446          -       -       -
                                          ----------  ---------  ------ -------
  Total                                   10,305,520  9,936,384       -       -
                                          ==========  =========  ====== =======

c) Transactions with related companies were as follows:

                                                                                            2004                      2003
                                                                                 --------------------------  -----------------------
                                                                                      Effect on income          Effect on income
                                                                                 --------------------------  -----------------------
                                                                                               (charge/                   (charge/
          Company                  Relation               Transaction              Amount       credit)        Amount      credit)
---------------------------   -------------------   --------------------------   ----------   -----------    ----------  -----------
                                                                                   ThCh$         ThCh$         ThCh$        ThCh$
Envases Central S.A.          Equity investee       Sales of raw materials and
                                                      supplies                      697,231        28,026     1,191,782     113,184
                                                    Finished product purchases   12,545,653             -    14,230,607           -
Coca-Cola de Chile S.A.       Shareholder Related   Concentrate purchases        36,749,069             -    35,125,278           -
                                                    Collection of advertising
                                                      participation               1,721,656    (1,721,656)    2,860,010  (2,860,010)
                                                    Water source rental           1,366,055    (1,366,055)    1,321,604  (1,321,604)
                                                    Others                                -             -       565,305           -
Coca-Cola de Argentina S.A.   Shareholder Related   Concentrate purchases                 -             -    14,092,442           -
SPBR S.R.L.                   Shareholder Related   Concentrate purchases        16,950,334             -             -           -
Envases del Pacifico S.A.     Director in common    Purchase of raw materials       845,268             -       963,201           -
Recofarma Industrias do
  Amazonas Ltda.              Shareholder Related   Concentrate purchases        25,619,404             -    17,688,962           -
                                                    Fixed assets incenting          265,982             -       753,453     753,453
                                                    Payment of advertising
                                                      participation               3,664,259    (3,364,259)    4,034,183  (4,034,183)
Envases CMF S.A.              Equity investee       Container purchases          13,415,007             -    13,473,558           -
                                                    Sale of raw materials            49,859             -     1,300,252           -
                                                    Services rendered               125,859             -       284,977           -


NOTE 7 - INVENTORIES

Inventories at each year - end consisted of the following:


                                              2004                                        2003
                             ---------------------------------------    ---------------------------------------
                               Gross      Obsolescence                     Gross      Obsolescence      Net
                               value       provision         Net           value       provision       Value
                             ----------   ------------   -----------    -----------   ------------   ----------
                                ThCh$         ThCh$         ThCh$          ThCh$          ThCh$         ThCh$
Finished products             7,263,175      (49,898)      7,213,277      8,237,852     (131,359)     8,106,493
Products in process              74,235            -          74,235         75,258            -         75,258
Raw Materials                11,755,369     (172,902)     11,582,467      9,810,219      (87,579)     9,722,640
Raw Materials in Transit      1,847,594            -       1,847,594      2,277,968             -     2,277,968
                             ----------    ---------     -----------    -----------     --------     ----------
  Total                      20,940,373     (222,800)     20,717,573     20,401,297     (218,938)    20,182,359
                             ==========    =========     ===========    ===========     ========     ==========

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

At December 31, 2004, the Company does not present balances for accumulated taxable profits with credit.

At December 31, 2003, the Company presents a balance for accumulated taxable profits in the amount of ThCh$3,663,628 with a credit of 16.5%

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long - term deferred tax liabilities are presented net of long-term deferred tax assets.

b) Deferred income taxes at each year-end were as follows:

                                                     December 31, 2004                              December 31, 2003
                                      ----------------------------------------------  --------------------------------------------
                                              Assets               Liabilities               Assets               Liabilities
                                      ----------------------  ----------------------  ---------------------  ---------------------
                                      Short Term   Long Term  Short Term  Long Term   Short Term   Long Term  Short Term  Long Term
                                      -----------  ---------  ----------  ----------  ----------  ----------  ----------  ---------
                                         ThCh$       ThCh$      ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$
Temporary Differences
Allowance for doubtful accounts          431,517     112,155           -           -     465,306     188,000          -            -
Vacation provision                       119,090           -           -           -     129,192           -          -            -
Leased assets                                  -           -           -           -           -           -        388        5,017
Depreciation of property, plant
  and equipment                                -           -     122,046   4,905,575           -           -    119,981    5,727,039
Severance indemnities                          -           -       5,210     560,731           -           -      5,302      555,248
Provision of asset written - off         160,841     994,804           -           -           -   1,340,844          -       92,505
Provision for labor and commercial
  lawsuits                                     -   3,335,013           -           -           -   2,300,588          -            -
Tax loss carry-forwards                  379,880  14,021,515           -           -     277,482  17,568,223          -            -
Deposits in guarantee                          -           -           -   2,658,127           -           -          -    2,567,681
Other                                    802,760   2,507,014           -     251,546     412,807   2,423,811     21,968       69,103
Local bond issue expenses                      -           -           -     198,980           -           -          -      224,666
Contingency allowance                          -   1,521,759           -           -           -   1,235,984          -            -
Social contributions                     136,758   2,554,273           -           -      99,893   2,489,821          -            -
Development of containers                      -           -           -           -     101,878           -          -            -
Provision for inventory obsolescence           -           -           -           -      51,785           -          -            -
Accrued interest foreign companies             -           -   2,039,346           -           -           -          -            -

Others
Complementary accounts, net of
  amortization                                 -   3,754,644           -   3,617,963       7,926   3,766,638          -    4,457,492
Valuation allowance                            -  16,714,346           -           -           -  20,365,894          -            -
                                      ----------  ----------  ----------  ----------   ---------- ----------   --------   ----------
     Total                             2,030,846   4,577,543   2,166,602   4,956,996    1,530,417  3,414,739    147,639    4,783,767
                                      ==========  ==========  ==========  ==========   =-======== ==========   ========   ==========

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c)  Income tax expense for each year was as follows:

                                                     2004               2003
                                                  ----------        ----------
                                                    ThCh$              ThCh$
Current income tax expense                        (3,940,899)       (3,102,444)
Tax expense adjustment (previous period)             542,861           652,284
Deferred income tax expense/effect over
  assets or liabilities                           (1,349,682)          696,308
Amortization of deferred income tax asset
  and liability complementary accounts              (963,137)         (616,155)
Change in valuation allowance                      2,000,181         1,474,060
Other charges or credits                            (234,126)         (138,883)
                                                  ----------        ----------
     Total                                        (3,944,802)       (1,034,830)
                                                  ==========        ==========

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS

In accordance with Circular letter No. 1,501, no information was reported since this balance represents less than 10% of total current assets.

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no repurchase or resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile      : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina  : Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil     : Rio de Janeiro, Niteroi, Campos, Cabo frio, Nava Iguazu,
             Espiritu Santo and Victoria

a) Principal components of property, plant and equipment at each year end are as follows:

                                               Balances at December 31, 2004                   Balances at December 31, 2003
                                         -----------------------------------------     --------------------------------------------
                                                                      Net property,                                   Net property,
                                                        Accumulated    plant and                       Accumulated     plant and
                                           Assets      depreciation     equipment        Assets       depreciation      equipment
                                        -----------    ------------   -------------    -----------    ------------    -------------
                                           ThCh$           ThCh$          ThCh$           ThCh$          ThCh$             ThCh$
Land                                     14,277,192               -     14,277,192      14,522,927               -       14,522,927
Buildings and improvements               91,456,638     (34,023,784)    57,432,854      94,308,584     (33,847,121)      60,461,463
Machinery and equipment                 217,520,647    (163,464,924)    54,055,723     228,020,894    (157,647,171)      70,373,723
Other property, plant and equipment     180,840,046    (154,348,577)    26,491,469     179,132,218    (152,556,974)      26,575,244
Technical reappraisal of property,
  plant and equipment                     1,944,052        (574,579)     1,369,473       1,944,052        (564,791)       1,379,261
                                        -----------    ------------    -----------     -----------    ------------      -----------
         Total                          506,038,575    (352,411,864)   153,626,711     517,928,675    (344,616,057)     173,312,618
                                        ===========    ============    ===========     ===========    ============      ===========

b) Other property, plant and equipment at each year end are as follows:

                                                       2004          2003
                                                   -----------   -----------
                                                      ThCh$         ThCh$
Furniture and tools                                 24,160,501    25,093,889
Refrigerating equipment, promotional
  items and other minor assets                      42,616,567    44,378,850
Containers                                         103,902,438    98,677,376
Other                                               10,160,540    10,982,103
                                                   -----------   -----------
     Total other property, plant and equipment     180,840,046   179,132,218
                                                   ===========   ===========

c) Technical reappraisal of property, plant and equipment at each year end was as follows:

                                    Balances at December 31, 2004            Balances at December 31, 2003
                               --------------------------------------    --------------------------------------
                                                         Net property,                             Net property,
                                           Accumulated     plant and                  Accumulated    plant and
                                Assets    depreciation      equipment     Assets     depreciation    equipment
                               ---------  ------------   ------------    ---------   ------------  ------------
                                 ThCh$        ThCh$           ThCh$        ThCh$         ThCh$          ThCh$
Land                           1,299,367           -        1,299,367    1,299,367            -      1,299,367
Buildings and improvements       180,165    (118,529)          61,636      180,165     (114,163)        66,002
Machinery and equipment          464,520    (456,050)           8,470      464,520     (450,628)        13,892
                               ---------    --------        ---------    ---------     --------      ---------
         Total                 1,944,052    (574,579)       1,369,473    1,944,052     (564,791)     1,379,261
                               =========    ========        =========    =========     ========      =========

d) The total depreciation charge is recorded under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no contracts of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1 Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective periods, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     On March 27, 2003 the Company sold its shares of Agromax S.A. for A$132.000, generating a gain for that same amount, which is shown in Other non-operating income.

     The equity investee Centralli Refrigerante S.A. shows negative shareholders' equity, which is provisioned in the corresponding proportion.

     At the Extraordinary Shareholder's Meeting of the closed stock corporation, Envases Central S.A which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$ 4,606,132,665, through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series. Embotelladora Andina S.A subscribed and paid 929,838 shares for a total contribution of ThCh$ 879,945 holding an ownership interest of 49,91%

     The investment in Envases Central S.A is presented with a 48% reduction of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction was ThCh$212,711 (expressed in currency of December 2004). This transaction will be realized once the property is transferred to a third party different from the group.

     The investment in Envases CMF S.A is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A which took place in June, 2001, and will be recognized in earnings during the remaining useful life period of the assets sold to Envases CMF S.A.

     The investment in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been accounted for under the equity method, as described in Note 2 m), because we have presence in both companies through a director, who participates in the process of setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

2 No liabilities have been designated as hedging instrument for investment abroad.

3 Income likely to be remitted by subsidiaries abroad amount to US$ 146.57 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

                                                                                     Ownership
                                                                                     interest      Equity of companies
                                                                                   ------------  ----------------------
    Tax
registration                                             Functional     Number of
   number            Company                  Country     currency       shares     2004   2003      2004        2003
------------   ----------------------------  ---------  -------------  ----------  -----  -----  ----------  ----------
                                                                                     %      %       ThCh$       ThCh$
86.881.400-4   Envases CMF S.A.              Chile      Chilean pesos      28,000  50.00  50.00  34,679,088  33,234,878
96.705.900-0   Envases Central S.A.          Chile      Chilean pesos   2,429,236  49.91  48.00   4,922,662   3,030,035
      0-E      Kaik Participacoes Ltda.      Brazil     US dollars     16,098,919  11.32  11.32   7,982,500  22,580,144
      0-E      Cican S.A.                    Argentina  US dollars          3,040  15.20  15.20   4,829,129   5,667,554
      0-E      Centralli Refrigerantes S.A.  Brazil     US dollars          3,005  25.00  25.00           -           -

Total




                                                    Income                                   Participation in
                                              (loss) for the year       Accrued income       net income (loss)
                                             --------------------    -------------------  ----------------------
    Tax
registration
   number            Company                    2004       2003        2004       2003        2004       2003
------------   ----------------------------  ---------  ---------    -------  ----------  ----------  ----------
                                                ThCh$      ThCh$      ThCh$      ThCh$        ThCh$       ThCh$
86.881.400-4   Envases CMF S.A.              2,163,810  1,448,937    219,018   (499,253)  17,339,544  16,617,439
96.705.900-0   Envases Central S.A.            200,326    240,768     81,323    107,462    2,383,340   1,454,417
      0-E      Kaik Participacoes Ltda.      5,010,274  2,051,884    567,149  2,320,752      903,595   2,556,005
      0-E      Cican S.A.                      794,711   (393,939)   120,797    (59,878)     734,027     861,468
      0-E      Centralli Refrigerantes S.A.          -          -          -          -            -           -
                                                                                          ----------  ----------
    Total                                                                                 21,360,506  21,489,329
                                                                                          ==========  ==========



                                                                         Book value
                                               Unrealized loss          of investment
                                             --------------------  ----------------------
    Tax
registration
   number            Company                    2004       2003       2004        2003
------------   ----------------------------  ---------  ---------  ----------  ----------
                                                ThCh$      ThCh$       ThCh$       ThCh$
86.881.400-4   Envases CMF S.A.              1,134,950  1,375,720  16,204,594  15,241,719
96.705.900-0   Envases Central S.A.            212,711    212,711   2,170,629   1,241,706
      0-E      Kaik Participacoes Ltda.              -          -     903,595   2,556,005
      0-E      Cican S.A.                            -          -     734,027     861,468
      0-E      Centralli Refrigerantes S.A.          -          -           -           -
                                             ---------  ---------  ----------  ----------
    Total                                    1,347,661  1,588,431  20,012,845  19,900,898
                                             =========  =========  ==========  ==========

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular letter 1,501, no information was reported since this balance represents less than 10% of other assets.

NOTE 16 - GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

                                                                  2004                           2003
                                                      ----------------------------   ----------------------------
      Tax
  registration                                         Amortization      Goodwill     Amortization     Goodwill
     number                                           during the year     balance    during the year    balance
  ------------                                        ---------------   ----------   ---------------   ----------
                                                            ThCh$           ThCh$          ThCh$           ThCh$
           0-E    Rio de Janeiro Refrescos Ltda.         3,444,991      50,168,656      3,595,077      49,819,316
           0-E    Embotelladora del Atlantico S.A.       2,920,259      32,898,373      3,188,736      39,111,646
  96.648.500-0    Vital S.A.                               498,721         748,081              -       1,247,789
  96.705.990-0    Envases Central S.A.                      72,479               -              -               -
                                                         ---------      ----------      ---------      ----------
         Total                                           6,936,450      83,815,110      6,783,813      90,178,751
                                                         =========      ==========      =========      ==========

NOTA 17 - INTANGIBLES

In accordance with Circular letter No. 1,501, no information was reported since this balance represent less than 10% of other assets.

NOTE 18 - OTHER ASSETS

Other assets at each year end were as follows:

                                                                    2004                  2003
                                                                -----------           -----------
                                                                    ThCh$                 ThCh$
Bonds:
     Petroleos Mexicanos                                         13,012,157            12,988,942
     Celulosa Arauco S.A.                                        12,671,913             5,956,687
     Bono Soberano Mexico                                        10,863,242             8,700,580
     Enap S.A.                                                   10,084,935             7,719,311
     Endesa S.A.                                                  8,551,071                     -
     Telefonos de Mexico S.A.                                     8,156,884             3,134,885
     Bono Soberano Chile                                          8,051,503             8,833,751
     Banco Santander Santiago S.A.                                7,860,239             8,624,936
     Codelco                                                      5,764,830                     -
     Compania Manufacturera de Papeles y Cartones S.A.            4,913,165             6,103,143
     Banco Scotiabank Sud Americano                               2,838,742             3,125,443
     Chilgener S.A.                                                       -            15,457,918
     Enersis S.A.                                                         -             6,223,175
Time deposits-Deutsche Bank AG.                                  45,920,861            50,125,891
Credit link Enersis Euros - DeutscheBank                         11,488,605            11,540,661
Credit link Endesa - DeutscheBank                                 5,751,300             6,276,530
Credit link GMAC - DeutscheBank                                   1,805,976                     -
Credit link Ford - DeutscheBank                                   1,672,200                     -
Credit link Cemex -DeutscheBank                                           -             5,189,441
Credit link LQ - DeutscheBank                                             -             1,473,652
Cross currency swap                                              17,934,968            11,512,922
Judicial deposits (Brazil)                                        3,664,257             1,290,463
Issuance expense and par value difference                         3,512,658             3,901,999
Prepaid expenses                                                  1,564,203             2,354,614
Non-operating assets                                                914,629             1,564,798
Recoverable taxes                                                    48,941                54,334
Others                                                            2,557,486             2,440,802
                                                                -----------           -----------
         Total                                                  189,604,765           184,594,878
                                                                ===========           ===========

NOTE 19 - SHORT-TERM BANK LIABILITIES

a) Short- term bank liabilities were as follows:

                                             Currency or indexation adjustment

                               Other
                         foreign currencies                Non-Indexed Ch$                      Total
                        --------------------          --------------------------       ------------------------
      Bank               2004          2003             2004           2003               2004           2003
--------------          -------        -----          ----------       ---------       ----------     ---------
                         ThCh$         ThCh$             ThCh$           ThCh$            ThCh$         ThCh$
Banco Itau                   54        2,915                   -               -               54         2,915
Banco de Chile                -            -          11,882,898       5,330,924       11,882,898     5,330,924
Banco Frances                 -          405                   -               -                -           405
Banco Galicia                 -          158                   -               -                -           158
Banco Estado                  -            -           6,412,907               -        6,412,907             -
Bankboston              130,463            -                   -               -          130,463             -
                        -------        -----          ----------       ---------       ----------     ---------
     Total              130,517        3,478          18,295,805       5,330,924       18,426,322     5,334,402
                        =======        =====          ==========       =========       ==========     =========

Principal due           130,517        3,478          18,260,000       5,330,000       18,390,517     5,333,478
                        =======        =====          ==========       =========       ==========     =========

b) Long term bank liabilities current portion:

                                             Currency or indexation adjustment

                                                                 Other
                            US dollars                      foreign currencies                   Total
                     -----------------------             -----------------------       ------------------------
      Bank               2004         2003                2004            2003             2004          2003
------------------   ----------   ----------             -------         -------       ----------    ----------
                        ThCh$        ThCh$                ThCh$           ThCh$            ThCh$         ThCh$
Bankboston                    -            -             162,237         157,886          162,237       157,886
Banco Bradesco                -            -                   -          65,571                -        65,571
Banco Itau                    -            -             347,436         337,913          347,436       337,913
Banco Santander               -            -             298,955         290,742          298,955       290,742
Dexia Bank Belgium    1,112,315    1,196,972                   -               -        1,112,315     1,196,972
                     ----------   ----------             -------         -------       ----------    ----------
     Total            1,112,315    1,196,972             808,628         852,112        1,920,943     2,049,084
                     ==========   ==========             =======         =======       ==========    ==========

     Principal due   44,592,000   48,691,600             715,312         723,853       45,307,312    49,415,453
                     ==========   ==========             =======         =======       ==========    ==========

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular letter No. 1,501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

                                                                                                                    Prior
                                               Years to maturity                         Current year end         year end
                                   --------------------------------------------       ----------------------     ----------
                                                                                                    Average
                                                                                      Total long     annual      Total long
                                   More than 1      More than 2     More than 3        term at      interest      term at
      Bank           Currency        up to 2          up to 3          up to 5         year end       rate        year end
------------------   ----------    -----------      -----------     -----------       ----------    --------     ----------
                                      ThCh$            ThCh$            ThCh$          ThCh$            %          ThCh$
Banco Itau           Other              14,416              -               -             14,416      13.50         432,506
Banco Boston         Other             140,464         21,308               -            161,772      15.56         312,246
Banco Santander      Other                   -              -         775,678            775,678      15.60       1,105,828
Dexia Bank Belgium   Us dollars     44,592,000              -               -         44,592,000       6.51      48,691,600
                                    ----------         ------         -------         ----------                 ----------
         Total                      44,746,880         21,308         775,678         45,543,866                 50,542,180
                                    ==========         ======         =======         ==========                 ==========

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1    Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-    :  Rating according to Fitch Ratings
BBB+  :  Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-   :  Rating according to Fitch Chile
AA    :  Rating according to Feller & Rate

2    Bond repurchases.

During 2000, 2001 and 2002 Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A for a total amount of US$ 314 million of the US$ 350 million issued, which are presented deducting the long term liability from the bonds payable.

3    Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$ 75 million maturing in December 2007 and semiannual interest payments. At December 31, 2004 and 2003, all such bonds are owned by the subsidiary ABISA Corp S.A. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:


Instrument subscription or                    Nominal             Interest                    Interest
identification number               Series     Value    Currency   rate      Maturity date      paid
----------------------------------  ------  ----------  --------  --------  ---------------  -----------
                                                                     %
Current portion of bonds payable
Yankee bonds                           A    32,076,000     US$     7.000    October 1, 2007  Half yearly
Yankee bonds                           B     4,000,000     US$     7.625    October 1, 2027  Half yearly
Register 254 SVS June 13, 2001         A     2,310,000     UF      6.200       June 1, 2008  Half yearly
Register 254 SVS June 13, 2001         B     3,700,000     UF      6.500       June 1, 2026  Half yearly

    Total current maturities

Long-term portion of bonds payable
Yankee bonds                           A     32,076,000    US$     7.000    October 1, 2007  Half yearly
Yankee bonds                           B      4,000,000    US$     7.625    October 1, 2027  Half yearly
Register 254 SVS June 13, 2001         A      2,310,000    UF      6.200       June 1, 2008  Half yearly
Register 254 SVS June 13, 2001         B      3,700,000    UF      6.500       June 1, 2026  Half yearly

    Total long term



                                                                  Par value
                                                          ------------------------
                                                                                    Placement in
Instrument subscription or                  Amortization                              Chile or
identification number               Series     period         2004          2003        abroad
----------------------------------  ------  ------------  -----------  -----------  ------------
                                                              ThCh$        ThCh$
Current portion of bonds payable
Yankee bonds                           A     10 years         312,885      341,651    Foreign
Yankee bonds                           B     30 years          42,502       46,409    Foreign
Register 254 SVS June 13, 2001         A     June 2005     12,585,262   12,662,371    Chile
Register 254 SVS June 13, 2001         B     Dec. 2009        341,599      342,111    Chile
                                                           ----------   ----------
    Total current maturities                               13,282,248   13,392,542
                                                           ==========   ==========
Long-term portion of bonds payable
Yankee bonds                           A     10 years      17,879,162   19,522,897    Foreign
Yankee bonds                           B     30 years       2,229,600    2,434,580    Foreign
Register 254 SVS June 13, 2001         A     June 2005     27,620,695   39,108,465    Chile
Register 254 SVS June 13, 2001         B     Dec. 2009     64,073,085   64,169,101    Chile
                                                          -----------  -----------
    Total long term                                       111,802,542  125,235,043
                                                          ===========  ===========

NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each year end were as follows:

                                                         Short - term                      Long - term
                                                   ------------------------        ---------------------------
                                                    2004             2003             2004             2003
                                                   -------        ---------        ----------       ----------
                                                    ThCh$            ThCh$             ThCh$            ThCh$
Staff severance indemnities                        181,364          167,430         2,535,854        2,366,461
Contingencies                                       76,884        3,249,436         7,562,862        4,189,172
Taxation on banking transactions                         -                -         5,633,622        4,232,170
Advertising                                         60,890                -         1,217,355        1,247,789
                                                   -------        ---------        ----------       ----------
         Total                                     319,138        3,416,866        16,949,693       12,035,592
                                                   =======        =========        ==========       ==========

NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                                                                                       2004             2003
                                                                                    ---------        ---------
                                                                                       ThCh$            ThCh$
Beginning balance                                                                   2,472,089        2,785,176
Provision for the period                                                              474,135          529,421
Payments                                                                             (229,006)        (780,706)
                                                                                    ---------        ---------
         Ending balance                                                             2,717,218        2,533,891
                                                                                    =========        =========

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular Letter No. 1,501, no information was reported since this balance represents less than -10 % of long-term liabilities.

NOTE 26 - MINORITY INTEREST

                                                                                        2004             2003
                                                                                       ------           ------
                                                                                        ThCh$            ThCh$
Equity of minority shareholders of
  Andina Inversiones Societarias S.A.                                                  51,881           49,318
                                                                                       ======           ======

Proportional participation included in consolidated statements of income
Andina Inversiones Societarias S.A.                                                    (2,677)          (3,148)
                                                                                       ======           ======

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

a) Movements in shareholders' equity were as follows:

                                                                           2004
                                      ----------------------------------------------------------------------------
                                        Paid-in          Paid-in      Accumulated        Interim            Net
                                        capital          capital         income         dividends         income
                                      -----------     -----------     -----------     -----------      -----------
                                         ThCh$            ThCh$           ThCh$            ThCh$           ThCh$
Beginning balance                     186,368,767      25,478,595      86,808,880     (11,476,192)      15,754,549
Distribution of prior-year income               -               -       4,278,357      11,476,192      (15,754,549)
Final dividend for the prior-year               -               -      (3,831,784)              -                -
Cumulative translation adjustment               -     (11,541,416)              -               -                -
Extraordinary dividend against
   accumulated income                           -               -     (31,931,532)              -                -
Price-level restatement                 4,659,219         636,965       1,347,335         (88,131)               -
Income for the year                             -               -               -               -       40,158,726
Interim dividends                               -               -               -     (11,495,351)               -
                                      -----------     -----------     -----------     -----------       ----------
     Ending balance                   191,027,986      14,574,144      56,671,256     (11,583,482)      40,158,726
                                      ===========     ===========     ===========     ===========      ===========

     Price-level restated balances


                                                                           2003
                                      ----------------------------------------------------------------------------
                                                                      Retained
                                                                       earnings
                                        Paid-in          Other            for           Interim        Net income
                                        capital         reserves      prior years      dividends      for the year
                                      -----------     -----------     -----------     -----------     ------------
                                         ThCh$            ThCh$           ThCh$            ThCh$           ThCh$
Beginning balance                     184,523,532      59,566,086     103,658,528     (11,644,791)      33,021,268
Distribution of prior-year income               -               -      21,376,477      11,644,791      (33,021,268)
Final dividend for the prior-year               -               -               -               -                -
Cumulative translation adjustment               -     (34,683,152)              -               -                -
Extraordinary dividend against
   accumulated income                           -               -     (39,754,756)              -                -
Price-level restatement                 1,845,235         595,661       1,528,631          19,159                -
Income for the year                             -               -               -               -       15,754,549
Interim dividends                               -               -               -     (11,495,351)               -
                                      -----------     -----------     -----------     -----------      -----------
     Ending balance                   186,368,767      25,478,595      86,808,880     (11,476,192)      15,754,549
                                      ===========     ===========     ===========     ===========      ===========
     Price-level restated balances    191,027,986      26,115,560      88,979,102     (11,763,097)      16,148,413
                                      ===========     ===========     ===========     ===========      ===========

b) Number of shares:

                    Subscribed              Paid-in              Shares with
Series                shares                shares              voting rights
------             -----------            -----------           -------------
A                  380,137,271            380,137,271            380,137,271
B                  380,137,271            380,137,271            380,137,271

c) Capital:

                                           Subscribed               Paid-in
Series                                       capital               capital
------                                     ----------             ----------
                                              ThCh$                  ThCh$
A                                          95,513,993             95,513,993
B                                          95,516,993             95,513,993

d) Other reserves:

Other reserves at each year-end were as follows:

                                                                                      2004             2003
                                                                                   ----------       ----------
                                                                                      ThCh$            ThCh$
Reserve for cumulative translation adjustments (1)                                 13,620,204       25,161,620
Reserve for technical reappraisal of property, plant and equipment                    160,705          160,705
Other reserves                                                                        793,235          793,235
                                                                                   ----------       ----------
         Total                                                                     14,574,144       26,115,560
                                                                                   ==========       ==========

(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the reserve for cumulative translation adjustments was as follows:

                                                        Foreing exchange gains      Realease /         Balance
                                        Balance       generated during the year    transfers of     December 31,
           Subsidiary               January 1, 2004           investment              reserve           2004
           ----------               ---------------   -------------------------    ------------     ------------
                                          ThCh$                   ThCh$                ThCh$            ThCh$
Rio de Janeiro Refrescos Ltda.         15,342,416              (7,643,970)                   -        7,698,446
Embotelladora del Atlantico S. A.       9,819,204              (3,897,446)                   -        5,921,758
                                       ----------             -----------               ------       ----------
     Total                             25,161,620             (11,541,416)                   -       13,620,204
                                       ==========             ===========               ======       ==========

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                                                      2004               2003
                                                                                   ----------        ----------
                                                                                      ThCh$              ThCh$
Other non-operating income during each year was as follows:
Gain on sale of plant, property and equipment                                         307,403           537,401
Lease of property (offices)                                                            28,103                 -
Adjustment for provision restatement                                                        -         3,216,091
Realization of reserve for cumulative translation adjustment (2)                            -         1,568,781
Other income                                                                          350,200           406,359
                                                                                   ----------        ----------
         Sub total                                                                    685,706         5,728,632
Translation adjustment (1)                                                            440,009         3,947,123
                                                                                   ----------        ----------
         Total                                                                      1,125,715         9,675,755
                                                                                   ==========        ==========

Other non-operating expenses during each year was as follows:

Provision property, plant and equipment Itaoca                                     (2,891,610)                -
Provision for labor and commercial lawsuits                                        (1,657,258)       (5,440,323)
Provision loss of investment in Transora                                             (613,166)                -
Loss on sale of property, plant and equipment                                        (588,784)         (337,766)
Obsolescence and write-offs of property, plant and equipment                         (123,684)         (186,458)
Provision for equity investee in Centralli Refrigerantes S.A.                         (79,202)       (1,038,996)
Staff severance indemnities                                                            (2,301)          (64,799)
Others                                                                               (523,770)         (936,856)
                                                                                   ----------        ----------
         Total                                                                     (6,479,775)       (8,005,198)
                                                                                   ==========        ==========

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income or expenses, as appropriate.

(2) This refers to the realization of the cumulative translation reserve adjustments as a result of the decrease in capital made by our subsidiary Embotelladora del Atlantico S.A. on December 2003.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year were as follows:

     Assets - (charges) credits                             Index                      2004             2003
     --------------------------                             -----                   -----------      ----------
                                                                                        ThCh$           ThCh$
Inventories                                                 CPI                         204,862           9,139
Property, plant and equipment                               CPI                       1,768,330         749,946
Investments in related companies                            CPI                         451,697         163,588
Recoverable taxes                                           CPI                             960           2,340
Current assets                                              CPI                             338               -
Notes receivable related companies                          CPI                       1,113,375       5,524,314
Other non-monetary assets                                   UF                           59,275          29,845
Other non-monetary assets                                   CPI                       4,513,540         926,396
Expense and cost accounts                                   CPI                       3,018,168         120,979
                                                                                    -----------      ----------
     Total (charges) credits                                                         11,130,545       7,526,547
                                                                                    ===========      ==========

     Liabilities - (charges) credits
     -------------------------------

Shareholders' equity                                        CPI                      (6,555,388)     (4,088,403)
Short-term liabilities                                      UF                         (296,391)       (135,179)
Short-term liabilities                                      CPI                         (55,216)       (627,707)
Non-monetary liabilities                                    UF                       (2,102,380)     (1,073,549)
Non-monetary liabilities                                    CPI                        (535,548)       (259,246)
Income account                                              CPI                      (2,781,731)         12,784
                                                                                    -----------      ----------
     Total (charges) credits                                                        (12,326,654)     (6,171,300)
                                                                                    ===========      ==========

     Price-level restatement (loss) gain, net                                        (1,196,109)      1,355,247
                                                                                       ========      ==========

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

                                                      Currency                       2004              2003
                                                      --------                    -----------      -----------
                                                                                      ThCh$            ThCh$
Assets - (charges) credits
Cash                                                   US$                              8,175          (22,733)
Time deposits                                          US$                                  -         (910,034)
Marketable securities                                  US$                         (1,918,275)        (518,254)
Other receivables                                      US$                            (16,343)           5,357
Inventories                                            US$                             32,056            3,597
Other current assets                                   US$                            400,116       (3,867,426)
Investments in related companies                       US$                             84,244                -
Notes and accounts receivable
  from related companies                               US$                         (3,843,375)     (15,119,066)
Other assets - Other                                   US$                         (7,655,946)     (25,979,627)
                                                                                  -----------      -----------
         Total (charges) credits                                                  (12,909,348)     (46,408,186)
                                                                                  ===========      ===========

Liabilities - (charges) credits
Short term bank liabilities                            US$                          1,413,240                -
Bonds payable                                          US$                            222,664          594,575
Accounts payable                                       US$                             12,392           31,199
 Provisions                                            US$                             68,444            1,467
 Other current liabilities                             US$                             17,232          (70,610)
 Bonds payable-long term                               US$                          1,848,714        4,880,939
Other liabilities                                      US$                         (1,131,170)               -
                                                                                  -----------      -----------
         Total (charges) credits                                                    2,451,516        5,437,570
                                                                                  ===========      ===========

Foreign exchange loss,gain net                                                    (10,457,832)     (40,970,616)
                                                                                  ===========      ===========

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2004 and 2003.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discount amounted to ThCh$ 1,321,424 Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for 2004 amounted to ThCh$ 161,407 (ThCh$ 161,407 in 2003).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of figuring cash flows, there are no transactions and events to consider which have not been revealed in the financial statements and accompanying notes.

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at December 31, 2004 were as follows:

                                                                                          Contract description
                                                                      ----------------------------------------------------------


                                                                                             Position      Hedged item
                                                     Maturity           Specific             purchase/     or transaction
Derivative                 Contract       Value       period              item                 sale            Concept
----------                 --------   ----------    ----------------  ---------------------  --------  -------------------------
                                         ThCh$
Swap                         CCPE      1,308,354    I Quarter 2005    Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      8,707,024    II Quarter 2005   Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      4,743,265    IV Quarter 2005   Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      2,787,000    I Quarter 2006    Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      2,787,000    I Quarter 2007    Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      2,787,000    III Quarter 2007  Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE     41,805,000    IV Quarter 2007   Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      8,361,000    I Quarter 2008    Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      8,361,000    II Quarter 2008   Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE     13,494,654    III Quarter 2008  Currency exchange US$     S      Long term bonds in US$
Swap                         CCPE      5,574,000    I Quarter 2013    Currency exchange US$     S      Long term bonds in US$
Foreing currency forward     CCTE      6,509,788    I Quarter 2005    Currency exchange US$     P      Foreign currency supplier
Foreing currency forward     CCTE      1,998,261    I Quarter 2005    Currency exchange US$     S      Foreign currency supplier
Foreing currency forward     CCTE      6,514,350    II Quarter 2005   Currency exchange US$     P      Foreign currency supplier
Foreing currency forward     CCTE      1,718,072    II Quarter 2005   Currency exchange US$     S      Foreign currency supplier
Foreing currency forward     CCTE      6,463,758    III Quarter 2005  Currency exchange US$     P      Foreign currency supplier
Foreing currency forward     CCTE      2,235,580    III Quarter 2005  Currency exchange US$     S      Foreign currency supplier
Foreing currency forward     CCTE      6,530,613    IV Quarter 2005   Currency exchange US$     P      Foreign currency supplier
Foreing currency forward     CCTE      2,138,496    IV Quarter 2005   Currency exchange US$     S      Foreign currency supplier
Swap                         CCPE      3,344,400    I Quarter 2005    Currency exchange US$     P      Cash
Swap                         CCPE      3,455,880    I Quarter 2005    Currency exchange US$     P      Cash



                                                 Contract description                             Effect on
                                                ----------------------  -----------------------------------------------------------
                                                                                   Assets/Liabilities             Effect on income
                                                                        -------------------------------------  --------------------
                                                              Hedged
                                                               item
Derivative                Contract     Value       Amount      value             Item                Amount    Realized  Unrealized
----------                --------  ----------  ----------  ----------  -------------------------  ----------  --------- ----------
                                       ThCh$       ThCh$       ThCh$                                  ThCh$      ThCh$     ThCh$
Swap                        CCPE     1,308,354   1,308,354   1,026,964  Other current assets          767,631    259,333         -
Swap                        CCPE     8,707,024   8,707,024   5,764,737  Other current assets        4,081,438  1,683,299         -
Swap                        CCPE     4,743,265   4,743,265   4,743,265  Other current Assets        3,347,627  1,395,638         -
Swap                        CCPE     2,787,000   2,787,000   2,787,000  Other current Assets        1,966,965    820,035         -
Swap                        CCPE     2,787,000   2,787,000   2,787,000  Other current Assets        1,966,965    820,035         -
Swap                        CCPE     2,787,000   2,787,000   2,787,000  Other current Assets        1,967,834    819,166         -
Swap                        CCPE    41,805,000  41,805,000  41,805,000  Other current Assets       37,074,756  4,730,244         -
Swap                        CCPE     8,361,000   8,361,000   8,361,000  Other current Assets        5,900,895  2,460,105         -
Swap                        CCPE     8,361,000   8,361,000   8,361,000  Other current Assets        5,901,764  2,459,236         -
Swap                        CCPE    13,494,654  13,494,654  13,494,654  Other current Assets        9,602,455  3,892,199         -
Swap                        CCPE     5,574,000   5,574,000   5,574,000  Other current Assets        3,936,406  1,637,594         -
Foreing currency forward    CCTE     6,509,788   6,509,788   6,278,028  Other current liabilities   6,278,028          -   231,760
Foreing currency forward    CCTE     1,998,261   1,998,261   1,927,165  Other current liabilities   1,927,165          -   (71,095)
Foreing currency forward    CCTE     6,514,350   6,514,350   6,283,258  Other current liabilities   6,283,258          -   231,093
Foreing currency forward    CCTE     1,718,072   1,718,072   1,657,109  Other current liabilities   1,657,109          -   (60,963)
Foreing currency forward    CCTE     6,463,758   6,463,758   6,230,465  Other current liabilities   6,230,465          -   233,293
Foreing currency forward    CCTE     2,235,580   2,235,580   2,154,904  Other current liabilities   2,154,904          -   (80,675)
Foreing currency forward    CCTE     6,530,613   6,530,613   6,295,082  Other current liabilities   6,295,082          -   235,530
Foreing currency forward    CCTE     2,138,496   2,138,496   2,061,359  Other current liabilities   2,061,359          -   (77,137)
Swap                        CCPE     3,344,400   3,344,400   3,344,400  Other current liabilities   3,356,032    (65,320)        -
Swap                        CCPE     3,455,880   3,455,880   3,455,880  Other current liabilities   3,468,614    (65,144)        -

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.   Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The Company's legal advisors believe there is a remote negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions for any probable loss contingency arising from these lawsuits amounts to ThCh$ 1,840,058. In accordance with its legal counsel's opinion, these matters will not materially affect the Company's consolidated financial position, operating results or cash flows when resolved in future period.

3) RJR faces labor, tax and other lawsuits. Accounting provisions for any probable loss contingency arising from these lawsuits amounts to ThCh$ 5,722,806. In accordance with its legal counsel's opinion, these matters will not materially affect the Company's consolidated financial position, operating results or cash flows when resolved in future period.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits amounts to ThCh$ 76,884. In accordance with its legal counsel's opinion, these matter will not materially affect the Company's consolidated financial position, operating results or cash flows when resolved in future period.

b.   Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

The Company must maintain an leverage ratio, defined as the Total debt/shareholder's equity plus minority interest less than 1.20.

Financial debt includes; (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promisory notes,
(iv) current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means total equity plus minority interest.

The Company must maintain consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, shall not lease sell, assign or dispose of, to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling Agreement, renewable from time to time.

Andina shall not lease sell, deliver or dispose of to a third party any other territory in Argentina or Brazil that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's consolidated operating cash flows.

c.   Direct guarantees

Guarantees at December 31, 2004 were as follows:


                                                  Debtor
                           --------------------------------------------------
 Guarantee creditor                   Name                         Relation             Guarantee
 ------------------        --------------------------------    --------------      -----------------

Ilustre Municipalidad
  de Renca                 Embotelladora Andina S.A.           Parent Company      Guarantee receipt
Uniao Federal              Rio de Janeiro Refrescos Ltda.      Subsidiary          Mortgage
Poder Judiciario           Rio de Janeiro Refrescos Ltda.      Subsidiary          Judicial deposit
Aduana de Buenos Aires     Embotelladora del Atlantico S.A.    Subsidiary          Guarantee



                                                              Balances pending      Year of
                                                                  payment         expiration
                                    Assets involved             at year end      December 31,
                           -------------------------------    ----------------   ------------
                                                   Book
 Guarantee creditor               Type             value       2004      2003        2005
 ------------------        -----------------     ---------    ------    ------      -------
                                                    ThCh$     ThCh$     ThCh$        ThCh$
Ilustre Municipalidad
  de Renca                 Guarantee receipt             -         -         -      142,952
Uniao Federal              Warehouse                62,048    57,853    58,038            -
Poder Judiciario           Judicial deposit      5,797,013         -         -            -
Aduana de Buenos Aires     Inventories           1,865,110         -         -            -

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at December 31, 2004 were as follows:

                                    Type of
    Guarantor                      guarantee              Amount    Currency          Transaction
    ---------                      ---------            ----------  --------    ------------------------
CONFAB                             Mortgage             30,000,000     US$      Purchase of Rio de
                                                                                 Janeiro Refrescos Ltda.
Loss, Juan Nelson                  Mortgage                250,000     A$       Distributor credit
Casa, Elio                         Mortgage                120,000     US$      Distributor credit
Lopez, Nicanor                     Mortgage                 63,000     US$      Distributor credit
Dean Funes Refrescos               Mortgage                 60,000     US$      Distributor credit
Lopez, Hnos                        Mortgage                 60,000     US$      Distributor  credit
Bachiecca, Ruben                   Mortgage                 50,000     US$      Distributor credit
Cruz del Eje Refrescos             Mortgage                 50,000     US$      Distributor credit
Romagnoli, Daniel                  Mortgage                 50,000     US$      Distributor credit
Ismael Hermanos                    Mortgage                 49,000     US$      Distributor credit
Tahan, Julio e Hijos               Mortgage                 25,000     US$      Distributor credit
Area Distributors                  Mortgage / pledge     2,384,189     US$      Distributor credit
Destur S.A.                        Policy                   60,000     US$      Advertisement contract
Tuesday Ltda.                      Policy                   60,000     US$      Advertisement contract
Soc.Rest.Tuesday                   Policy                   45,000     US$      Advertisement contract
Soc. de Restaurantes Tuesday       Policy                   30,000     US$      Advertisement contract
Soc.Las Nipas                      Policy                    6,971     UF       Advertisement contract
Soc.Com.Itahue Ltda.               Policy                    5,000     UF       Advertisement contract
Soc. Administradora Plaza Cent.    Policy                    3,076     UF       Advertisement contract
Const. C. Gonzalez y Cia.          Policy                    3,000     UF       Service agreement
Mateos S.A.                        Policy                    2,743     UF       Advertisement contract
Comercial Cafe Mokka               Policy                    2,000     UF       Advertisement contract
Santa Martina S.A.                 Policy                    1,787     UF       Advertisement contract
Com.Prod.Alimenticio               Policy                    1,600     UF       Advertisement contract
Est. Servicio Ruta 86              Policy                    1,534     UF       Advertisement contract
Servicios Bravissimo               Policy                    1,533     UF       Advertisement contract
Rupanco Limitada                   Policy                    1,270     UF       Advertisement contract
Restauraurantes Americanos         Policy                    1,246     UF       Advertisement contract
Balthus Vitacura                   Promissory note           1,000     UF       Advertisement contract
Inversiones La Piccola Italiana    Policy                    1,000     UF       Advertisement contract
Soc. de Restaurantes Tuesday       Policy                    1,000     UF       Advertisement contract
Menu Express                       Policy                      947     UF       Advertisement contract
C.CH. de la Construccion           Policy                      912     UF       Advertisement contract
Restaurant Don Carlos              Policy                      893     UF       Advertisement contract
Johnson Comunicaciones             Policy                      890     UF       Advertisement contract
Publicidad Y Alimentos             Policy                      885     UF       Advertisement contract
Inmobiliaria Brutus Limitada       Policy                      875     UF       Advertising agreement
RJ FEIJOO                          Guarantee insurance     261,417     A$       Supplier
Ingenieria & Packaging             Guarantee insurance     135,326     A$       Supplier
Construcciones ESP.CBA.            Guarantee insurance     128,987     A$       Supplier
T.I.A. INOX                        Guarantee insurance      66,000     A$       Supplier
ING.Gastronomica                   Guarantee insurance      56,087     A$       Supplier
Esteban Riego                      Guarantee insurance      55,885     A$       Supplier
IC Construcciones                  Guarantee insurance      43,672     A$       Supplier
Esteban Riego                      Guarantee insurance      18,000     US$      Supplier
R.C. IN SRL                        Guarantee insurance       5,578     A$       Supplier
Empresa KHS                        Receipt                 214,800     US$      Guarantee on machinery acquired
Eulen Seguridad S.A.               Receipt                   1,000     UF       Service Agreement
Iansagro S.A.                      Deposit Certificate  12,879,062     ThCh$    Warrants
Russel W. Coffin                   Letter of credit     33,279,175     US$      Purchase of Nitvitgov Refrigerantes S.A.
Other clients                      Deposit                 457,401     US$      Guarantee on bottles

NOTE 37 - LOCAL AND FOREIGN CURRENCY

a. Assets at each year - end were composed of local and foreign currencies as follows:

                                                        Currency                     2004               2003
                                                   -------------------------       ----------        ----------
Current Assets                                                                       ThCh$              ThCh$
Cash                                               Other currencies                    15,019                 -
                                                   Non-indexed Ch$                  4,524,220         5,216,657
                                                   US$                              2,821,846           131,283
                                                   A$                                 994,899           960,248
                                                   R$                               5,471,005         3,271,182
Time deposits                                      US$                                  2,330                 -
                                                   A$                                     133                 -
                                                   R$                               7,559,135         6,767,470
Marketable securities                              Non-indexed Ch$                          -           371,074
                                                   US$                             16,081,715        25,349,680
                                                   A$                                       -               148
Trade accounts receivable                          Non-indexed Ch$                 17,166,700        17,775,300
                                                   US$                                 16,996         1,483,237
                                                   A$                               3,880,617           936,334
                                                   R$                              10,153,246         8,878,111
Notes receivable                                   Non-indexed Ch$                  7,442,202         8,940,041
                                                   A$                                 363,204           253,953
                                                   R$                               2,196,129         2,534,410
Other receivables                                  Non-indexed Ch$                 14,008,245         4,058,950
                                                   US$                                 69,902           304,331
                                                   A$                                 825,400         1,372,266
                                                   R$                               1,371,123         8,282,094
Inventories                                        Indexed Ch$                      3,345,119           270,302
                                                   Non-indexed Ch$                  1,911,660         5,883,466
                                                   US$                              1,218,206         3,976,071
                                                   A$                               7,955,359         4,169,593
                                                   R$                               6,287,229         5,882,927
Notes receivable from related companies            R$                                  82,074                 -
Recoverable Taxes                                  Indexed Ch$                        322,203                 -
                                                   Non-indexed Ch$                    647,641         2,279,887
                                                   A$                               1,059,585         1,529,184
                                                   R$                               3,543,538           874,243
Prepaid expenses                                   Indexed Chilean pesos                    -           292,559
                                                   Non-indexed Ch$                  1,377,831         1,354,935
                                                   US$                                118,834           130,238
                                                   A$                                  33,524            38,006
                                                   R$                                 362,413           371,478
Deferred income taxes                              Non-indexed Chilean pesos                -           599,228
                                                   R$                                       -           783,550

                                                        Currency                     2004               2003
                                                   -------------------------      -----------       -----------
                                                                                     ThCh$              ThCh$
Other current assets                               Non-indexed Ch$                  1,460,478         1,782,553
                                                   US$                              5,592,348         2,241,215
                                                   A$                               1,109,619         1,133,214
                                                   R$                                 930,289           533,460
Property, plant and equipment                      Non-indexed Ch$                 67,376,623        63,282,762
Property, plant and equipment                      US$                             86,250,088       110,029,856

Other assets
Investment in related companies                    Indexed Ch$                     18,375,223        18,789,253
                                                   US$                                734,028           861,468
                                                   R$                                 903,594           250,177
Investment in other companies                      US$                                 54,250           624,762
Goodwill                                           Non-indexed Ch$                    748,081         2,724,258
                                                   US$                             83,067,029        87,454,493
Long term debtors                                  A$                                  46,948            62,912
Notes receivable related companies                 Non-indexed Ch$                     33,652            51,823
Intangibles                                        US$                                444,897         2,934,497
Amortization                                       US$                               (229,994)       (2,612,330)
Other                                              Non-indexed Ch$                 16,584,524         5,694,147
                                                   US$                            162,595,993       174,789,618
                                                   A$                               2,371,620         1,492,948
                                                   R$                               8,052,628         2,618,165
                                                                                  -----------       -----------
Total assets                                       Other currencies                    15,019                 -
                                                                                  ===========       ===========
                                                   Non-indexed Ch$                133,281,857       120,015,081
                                                                                  ===========       ===========
                                                   US$                            358,838,468       407,698,419
                                                                                  ===========       ===========
                                                   A$                              18,640,908        11,948,806
                                                                                  ===========       ===========
                                                   R$                              46,912,403        41,047,267
                                                                                  ===========       ===========
                                                   Indexed Ch$                     22,042,545        19,352,114
                                                                                  ===========       ===========

b. Current liabilities at year-end denominated in local and foreign currencies were as follows:

                                                                                           Up to 90 days
                                                                      ------------------------------------------------------
                                                                                 2004                       2003
                                                                      --------------------------  --------------------------
                                                                                      Average                     Average
           Caption                               Currency              Amount      interest rate    Amount     interest rate
---------------------------------------------  ----------------       ----------   -------------  ----------   -------------
                                                                        ThCh$            %           ThCh$            %
Short term bank liabilities                    Non-indexed Ch$        18,295,805       3.55        5,330,924        3.12
                                               A$                              -                         563
                                               R$                        130,517                       2,915       20.50
Current portion of long term bank liabilities  US$                             -                           -
                                               R$                              -                           -
Current portion of bonds payable               Indexed Ch$            12,926,861       7.00       13,004,482
                                               US$                       355,387       6.20          388,060
Dividends payable                              Non-indexed Ch$         6,368,529                   4,050,219
                                               R$                              -                           -
Accounts payable                               Non-indexed Ch$        18,013,837                  15,658,135
                                               US$                     2,193,245                   4,683,766
                                               A$                      5,269,191                   3,982,004
                                               R$                      8,153,534                   8,367,250
                                               Other currencies            1,736                           -
Other creditors                                US$                       783,380                           -
                                               A$                         39,657                      92,235
                                               R$                      2,068,499                   2,867,512
Notes payable                                  Non-indexed Ch$             5,000                      32,059
Notes and accounts payable related companies   Non-indexed Ch$         5,866,274                   6,526,487
                                               US$                       534,153                           -
                                               A$                              -                     515,563
                                               R$                              -                           -
Provisions                                     Non-indexed Ch$           319,138                   1,816,280
Withholdings                                   Indexed Ch$               398,450                           -
                                               Non-indexed Ch$         6,896,515                   6,969,049
                                               US$                       409,175                           -
                                               A$                      2,856,307                   2,848,711
                                               R$                              -                   1,916,270
Income Taxes                                   Non-indexed Ch$         2,440,365                   2,013,966
                                               A$                              -                   1,136,092
                                               R$                              -                           -
Unearned Income                                Non-indexed Ch$                 -                      35,162
Deferred taxes                                 R$                              -                           -
Other current liabilities                      Non-indexed Ch$            10,000                           -
                                                                      ----------                  ----------
     Total current liabilities                 Non-indexed Ch$        58,215,463                  42,432,281
                                                                      ==========                  ==========
                                               A$                      8,165,155                   8,575,168
                                                                      ==========                  ==========
                                               R$                     10,352,550                  13,153,947
                                                                      ==========                  ==========
                                               US$                     4,275,340                   5,071,826
                                                                      ==========                  ==========
                                               Indexed Ch$            13,325,311                  13,004,482
                                                                      ==========                  ==========
                                               Other currencies            1,736                           -
                                                                      ==========                  ==========


                                                                                           90 days to 1 year
                                                                      ------------------------------------------------------
                                                                                 2004                       2003
                                                                      --------------------------  --------------------------
                                                                                      Average                     Average
           Caption                               Currency              Amount      interest rate    Amount     interest rate
---------------------------------------------  ----------------       ----------   -------------  ----------   -------------
                                                                        ThCh$            %           ThCh$            %
Short term bank liabilities                    Non-indexed Ch$                 -                           -
                                               A$                              -                           -
                                               R$                              -                           -
Current portion of long term bank liabilities  US$                     1,112,315       6.51        1,196,972        6.51
                                               R$                        808,628      13.52          852,112       14.54
Current portion of bonds payable               Indexed Ch$                     -                           -
                                               US$                             -                       5,125
Dividends payable                              Non-indexed Ch$                 -                           -
                                               R$                        535,477                           -
Accounts payable                               Non-indexed Ch$                 -                           -
                                               US$                             -                           -
                                               A$                          3,464                           -
                                               R$                              -                           -
                                               Other currencies                -                           -
Other creditors                                US$                             -                      73,391
                                               A$                         14,963                           -
                                               R$                              -                           -
Notes payable                                  Non-indexed Ch$                 -                           -
Notes and accounts payable related companies   Non-indexed Ch$                 -                     379,830
                                               US$                             -                           -
                                               A$                              -                           -
                                               R$                      3,905,093                   2,514,504
Provisions                                     Non-indexed Ch$                 -                   1,600,586
Withholdings                                   Indexed Ch$                     -                           -
                                               Non-indexed Ch$                 -                           -
                                               US$                             -                      21,473
                                               A$                              -                           -
                                               R$                      3,067,843                   2,763,450
Income Taxes                                   Non-indexed Ch$                 -                     912,839
                                               A$                      1,042,785                      97,297
                                               R$                      1,433,895                           -
Unearned Income                                Non-indexed Ch$                 -                           -
Deferred taxes                                 R$                        135,756                           -
Other current liabilities                      Non-indexed Ch$                 -                           -
                                                                      ----------                  ----------
     Total current liabilities                 Non-indexed Ch$                 -                   2,518,550
                                                                      ==========                  ==========
                                               A$                      1,061,212                     170,688
                                                                      ==========                  ==========
                                               R$                      9,886,692                   1,598,275
                                                                      ==========                  ==========
                                               US$                     1,112,315                   6,130,066
                                                                      ==========                  ==========
                                               Indexed Ch$                     -                   1,598,275
                                                                      ==========                  ==========
                                               Other currencies                -                           -
                                                                      ==========                  ==========

c.1) Long - term liabilities at December 31, 2004 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2004

                                                                        1 to 3 years            3 to 5 years
                                                                   --------------------    ---------------------
                                                                                Average                  Average
                                                                               interest                 interest
           Caption                      Currency                    Amount       rate       Amount        rate
--------------------------          ---------------                ----------  --------    ----------   --------
                                                                     ThCh$        %          ThCh$          %
Long term bank liabilities          US$                            44,592,000    6.51               -
                                    R$                                951,866                       -
Bonds payable                       US$                                     -              17,879,162      7.00
                                    Indexed Ch$                    22,858,506    6.20       4,762,189      6.20
Other creditors                     R$                                100,541                  63,991
Provisions                          Indexed Ch$                             -                       -
                                    Non-indexed Ch$                 1,728,047                       -
                                    A$                              3,057,411                       -
                                    R$                             10,116,428                       -
Deferred income taxes               A$                                      -                 379,453
Other liabilities                   Non-indexed Ch$                         -                       -
                                    AR$                                     -                 169,823
                                    R$                                795,289                       -
                                                                   ----------              ----------
Total Long term liabilities         US$                            44,592,000              17,879,162
                                                                   ==========              ==========
                                    R$                             11,964,124                  63,991
                                                                   ==========              ==========
                                    Indexed Ch$                    22,858,506               4,762,189
                                                                   ==========              ==========
                                    Non-indexed Ch$                 1,728,047                       -
                                                                   ==========              ==========
                                    A$                              3,057,411                 549,276
                                                                   ==========              ==========



                                                                        5 to 10 years           Over 10 years
                                                                  ---------------------   ---------------------
                                                                                Average                  Average
                                                                               interest                 interest
           Caption                      Currency                     Amount      rate        Amount       rate
---------------------------         ----------------               ----------  --------    ----------   --------
                                                                     ThCh$         %         ThCh$          %
Long term bank liabilities          US$                                     -                       -
                                    R$                                      -                       -
Bonds payable                       US$                                     -               2,229,600      7.63
                                    Indexed Ch$                    24,498,532      6.50    39,574,553      6.50
Other creditors                     R$                                      -                       -
Provisions                          Indexed Ch$                             -               2,008,556
                                    Non-indexed Ch$                    39,251                       -
                                    A$                                      -                       -
                                    R$                                      -                       -
Deferred income taxes               A$                                      -                       -
Other liabilities                   Non-indexed Ch$                 5,101,308                       -
                                    AR$                             1,528,409                       -
                                    R$                                      -                       -
                                                                   ----------              ----------
Total Long term liabilities         US$                                     -               2,229,600
                                                                   ==========              ==========
                                    R$                                      -                       -
                                                                   ==========              ==========
                                    Indexed Ch$                    24,498,532              41,583,109
                                                                   ==========              ==========
                                    Non-indexed Ch$                 5,140,559                       -
                                                                   ==========              ==========
                                    A$                              1,528,409                       -
                                                                   ==========              ==========

c.2) Long - term liabilities at December 31, 2003 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2003


                                                                        1 to 3 years            3 to 5 years
                                                                   --------------------    ---------------------
                                                                                Average                  Average
                                                                               interest                 interest
           Caption                      Currency                    Amount       rate       Amount        rate
--------------------------          ---------------                ----------  --------    ----------   --------
                                                                     ThCh$        %          ThCh$          %
Long term bank liabilities          US$                            48,691,600     6.51              -
                                    R$                                432,506               1,418,074
Bonds payable                       UF                             34,339,140     6.20      4,769,325      6.20
                                    US$                                     -                       -
Other creditors                     R$                                127,855                  71,044
Provisions                          UF                                 20,754                       -
                                    Non-indexed Ch$                 1,706,918                       -
                                    US$                             1,521,613                       -
                                    A$                                527,533                       -
                                    R$                              6,382,150                       -
Deferred income taxes               Non-indexed Ch$                   373,844                       -
                                    A$                                      -                 486,987
Other liabilities                   Non-indexed Ch$                         -                       -
                                    AR$                               155,893                 148,028
                                                                   ----------              ----------
Total long term liabilities         US$                            50,213,213                       -
                                                                   ==========              ==========
                                    R$                              6,942,511               1,489,118
                                                                   ==========              ==========
                                    UF                             34,359,894               4,769,325
                                                                   ==========              ==========
                                    Non-indexed Ch$                 2,080,762                       -
                                                                   ==========              ==========
                                    A$                                683,426                 635,015
                                                                   ==========              ==========



                                                                        5 to 10 years           Over 10 years
                                                                  ---------------------   ---------------------
                                                                                Average                  Average
                                                                               interest                 interest
           Caption                      Currency                     Amount      rate        Amount       rate
---------------------------         ----------------               ----------  --------    ----------   --------
                                                                     ThCh$         %         ThCh$          %
Long term bank liabilities          US$                                     -                       -
                                    R$                                      -                       -
Bonds payable                       UF                                      -              64,169,100      6.50
                                    US$                            19,522,898    7.00       2,434,580      7.63
Other creditors                     R$                                 35,522                       -
Provisions                          UF                                      -                       -
                                    Non-indexed Ch$                         -               1,876,624
                                    US$                                     -                       -
                                    A$                                      -                       -
                                    R$                                      -                       -
Deferred income taxes               Non-indexed Ch$                   508,197                       -
                                    A$                                      -                       -
Other liabilities                   Non-indexed Ch$                         -               5,796,680
                                    AR$                             1,332,257                       -
                                                                   ----------              ----------
Total long term liabilities         US$                            19,522,898               2,434,580
                                                                   ==========              ==========
                                    R$                                 35,522                       -
                                                                   ==========              ==========
                                    UF                                      -              64,169,100
                                                                   ==========              ==========
                                    Non-indexed Ch$                   508,197               7,673,304
                                                                   ==========              ==========
                                    A$                              1,332,257                       -
                                                                   ==========              ==========

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority during the years ended December 31, 2004 and 2003.

NOTE 39 - SUBSEQUENT EVENTS

On January 27, 2005, the interim dividend number 144 was paid out against 2004 earnings:

a) Ch$4.80 (four point eighty Chilean pesos) for each series A share; and b) Ch$5.28 (five point twenty eight Chilean pesos) for each series B share

No other significant events have occurred between December 31, 2004 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$ 483,190 to improve it's industrial process, laboratory analisis, environment impact consultancy and other studies. Future commitments, which are all short-term, for the same concepts are for ThCh$ 33,259.